JG

16002121

SEC
Mail Processing
Section

APR 04 2016

Washington DC
409

SI
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA Stock Traders / NOW Joslin, Jeffrey Alex JG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16152 Beach Blvd., Suite 271
(No. and Street)

Huntington Beach, CA (City) 92647-3815 (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Joslin 714-375-1788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1800 Rivercrest, Ste. 720 (Address) Sugar Land, TX (City) (State) 77478 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AWB

OATH OR AFFIRMATION

I, Jeff Joslin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stock Traders, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRINCIPAL

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 28 day of March, 2016, by
(1) Jeffrey Alex Joslin
(and (2) ________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ________
Signature of Notary Public

LUIS VALENCIA GARCIA
Commission # 2131525
Notary Public - California
Orange County
My Comm. Expires Oct 24, 2019

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Oath or Affirmation **Document Date:** N/A
Number of Pages: 1 **Signer(s) Other Than Named Above:** N/A

Stock Traders

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015

Contents

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Stock Traders
16152 Beach Blvd., Suite 271
Huntington Beach, CA 92647-3815

Report on the Financial Statements

I have audited the accompanying financial statements of Stock Traders (the "Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stock Traders as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
February 19, 2016

Nathan T Tuttle, CPA

Stock Traders
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2015

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	59,700
Security positions		145,425
Commissions receivable		9,095
Total current assets		214,220
OTHER ASSETS		
Security deposit		890
Total other assets		890
TOTAL ASSETS	$	215,110

LIABILITIES AND OWNER'S EQUITY

CURRENT LIABILITIES		
Accounts payable		854
Commissions payable		4,701
Total current liabilities	$	5,555
OWNER'S EQUITY		209,555
TOTAL LIABILITIES AND OWNER'S EQUITY	$	215,110

The accompanying notes are an integral part of these financial statements.

Stock Traders
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2015

REVENUES		
Commissions and management fees		$ 369,374
EXPENSES		
Commissions	$ 56,151	
Rent	9,046	
Accounting	1,250	
Dues and subscriptions	4,678	
Telephone	2,594	
Supplies	2,323	
Advertising	1,000	
Insurance	425	
Total expenses		77,467
INCOME FROM OPERATIONS		291,907
OTHER INCOME (EXPENSE):		
Interest and Dividend income		3,363
Investment income		340
Total other income (expense)		3,703
INCOME BEFORE PROVISION FOR INCOME TAXES		295,610
PROVISION FOR INCOME TAXES		
NET INCOME		$ 295,610

The accompanying notes are an integral part of these financial statements

Stock Traders
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	295,610
Adjustments to reconcile net income (loss) to net cash provided (used) by operations:		
Increase (Decrease) in assets:		
Commissions receivables		1,864
(Increase) Decrease in:		
Commissions payable		2,168
Net cash provided (used) by operating activities		299,642
CASH FLOWS FROM FINANCING ACTIVITIES		
Owner's draws		(292,914)
Security Positions		(145,425)
Unrealized Gain (losses)		20,425
Net cash provided (used) by financing activities		(417,914)
NET INCREASE (DECREASE) IN CASH		(118,272)
CASH, beginning of year		177,972
CASH, end of year	$	59,700

The accompanying notes are an integral part of these financial statements

Stock Traders
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2015

BEGINNING OWNER'S EQUITY, at December 31, 2014	$186,434
ADJUSTMENTS TO OWNER'S EQUITY	
Net income	295,610
Unrealized Gains (losses)	20,425
Owner's draws	(292,914)
ENDING OWNER'S EQUITY, at December 31, 2015	209,555

The accompanying notes are an integral part of these financial statements.

Stock Traders
Notes to Financial Statements
As of and for the Year-Ended December 31, 2015

NOTE 1 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Stock Traders is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Nature of operations- Jeffrey Joslin. dba Stock Traders (a sole proprietorship), is a brokerage company in Huntington Beach, California, which started operations on June 1, 1995. Introducing broker/dealers place all transactions through other registered broker/dealers, fully disclosing all of the customer accounts to the clearing firm, and does not clear transactions nor carry customer accounts. Clearing brokers are responsible for holding the securities of the customer and for furnishing customers with statements regarding their accounts.

Stock Traders is registered with the SEC (Securities and Exchange Commission), FINRA (Financial Industry Regulatory Authority), SIPC (Securities Investor Protection Corporation), and with the State of California, Department of Corporations.

Method of accounting -The Company maintains its books on the accrual method of accounting recognizing income when earned and expenses when incurred.

Cash and cash equivalents- For purposes of the statement of cash flows, the Company considers all short-term securities purchased with a maturity of three months or less to be cash equivalents.

Use of estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions earned - All trading commissions are received through clearing brokers. Net commission checks are received after clearing, execution and other fees have been deducted by the clearing broker.

NOTE 2 -CASH AND CASH EQUIVALENTS

Pursuant to contract terms between Stock Traders and Southwest Securities, Inc. (a clearing broker), a minimum balance of $ 10,000 must be maintained in Stock Traders' Southwest Securities, Inc. cash accounts at all times. The minimum balance is subject to change at the discretion of Southwest Securities, Inc. based upon Stock Traders sales volume, business mix, or other risks. Upon termination of the relationship, funds will be released to Stock Traders after all accounts debits and liabilities are satisfied.

Funds in the money market account are shown at cost, which approximates market value. Money market funds are mutual funds whose underlying securities are very short-term money market instruments invested in private or government securities that are highly liquid and low risk. Money market funds are not federally insured.

NOTE 3- SECURITY DEPOSIT/OFFICE LEASE

In 2015, the Company renewed its lease agreement for its office space which expires on July 1, 2016. The security deposit for the office space is $890, which will be returned to Stock Traders upon termination of the office lease per agreement between lessor and lessee. Future minimum lease payments are $729 per month and the remaining lease commitment is as follows:

2016		2,187
	Total	$ 2,187

NOTE 4- FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's current assets and liabilities are considered financial instruments. These assets and liabilities are reflected at fair value, or at carrying value that approximate fair value because of the short term nature of the instrument. Other financial instruments consist of long- term obligations. The fair value of long-term obligations is estimated based on current interest rates offered to the Company for obligations with similar remaining maturities. The recorded value of these financial instruments approximated fair value at December 31, 2015.

NOTE 5 -SUBSEQUENT EVENTS

Date of Management Evaluation

Management has evaluated subsequent events through February 19, 2016, the date of which the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

STOCK TRADERS
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Computation of Net Capital

Stockholder's Equity			$209,555
Non-Allowable Assets			
Petty cash	$ 452		
Security deposits	890		
Fidelity Bond deductible adjustment	15,000		
Total Non-Allowable Assets		$ 16,342	
Haircuts on Securities Positions			
Securities Haircuts	$ 21,814		
Undue Concentration Charges	14,553		
Total Haircuts on Securities Positions		$ 36,367	
Net Allowable Capital			$ 156,846

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 370
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	50,000
Net Capital Requirement	50,000
Excess Net Capital	106,846

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 5,556
Percentage of Aggregate Indebtedness to Net Capital	3.54 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2015		$ 156,846
Adjustments		
Increase (Decrease) in Equity	-	
(Increase) Decrease in Non-Allowable Assets	-	
(Increase) Decrease in Securities Haircuts	$ -	
Net Capital per Audit		$ 156,846
Reconciled Difference		(0)

Stock Traders
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $156,846 which was $106,846 in excess of its required net capital of $50,000. The Company's net capital ratio was 3.54%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions were cleared through Southwest Securities on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Stock Traders
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015
Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

STOCK TRADERS
REGISTERED INVESTMENT ADVISORS MEMBER FINRA, SIPC

February 19 2015

Nathan Tuttle
11152 Westheimer #330
Houston, Texas 77042

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief Stock Traders:

1. Stock Traders claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;
2. Stock Traders has met the identified exemption from 1/1/2014 through 12/31/2014, without exception, unless, if applicable, as stated in number 3, below;
3. Stock Traders has had no exceptions to report this fiscal year.

Regards,

Jeff A. Joslin
Principal
Stock Traders

2/19/2015
Date

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

EXEMPTION REVIEW REPORT

Jeffrey A. Joslin
Stock Traders
16152 Beach Blvd., Suite 271
Huntington Beach, CA 92647-3815

Dear Jeffrey A. Joslin:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Stock Traders identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Stock Traders claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii). Stock Traders stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Stock Traders's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stock Traders's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
February 19, 2016